Exhibit 100.0

NICE Actimize Launches “Beneficial Ownership” Anti-Money
Laundering Webinar Series to Address New FinCEN Regulations

The three-part series will focus on the requirements, best practices and execution of a beneficial ownership strategy

NEW YORK – September 19, 2016 – NICE Actimize, a NICE (Nasdaq:NICE) business and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, is launching a new anti-money laundering webinar series on September 29 titled, “The Three Keys to Beneficial Ownership” which will focus on the requirements, best practices and execution of a beneficial ownership strategy.

The Financial Crimes Enforcement Network’s (“FinCEN”) release this year of its most comprehensive AML regulations since 2001 requires covered financial institutions to adopt customer due diligence procedures to identify and verify a legal entity customer’s beneficial owner(s) at the time a new account is opened. FinCEN requires covered financial institutions to comply with its final FinCEN rule by May 11, 2018.

The “Beneficial Ownership” webinar series will feature analysts and industry experts from the anti-money laundering community. Among them is CEB TowerGroup Research Director and Principal Executive Advisor, Andy Schmidt who will lead a discussion on the global context of the regulation. Additionally, NICE Actimize anti-money laundering experts Micah Willbrand and Tom Berkovitch will also chair the sessions.

According to David Kwan, VP and General Manager, Anti-Money Laundering, NICE Actimize, “It is well known that FinCEN’s new rule establishes a ‘fifth pillar’ for anti-money laundering programs that mandates that financial institutions establish specific risk-based procedures for conducting ongoing customer due diligence. The past 12 to 24 months have seen a dramatic acceleration in regulatory focus in the CDD/KYC space, and with this new global regulatory scrutiny comes an increased need to bolster CDD/KYC controls. Our webinar series will explore many of the critical issues associated with developing and implementing a risk–based AML strategy.”

The “Beneficial Ownership” Webinar Series will be conducted monthly as follows:

•
Understanding Requirements in a Global Context (September 29): NICE Actimize and Andy Schmidt of CEB Tower Group will delve into the scope of the FinCEN’s recent requirements and discuss how they compare to other global requirements. The webinar will also address the impact on onboarding processes, and review where this regulatory trend may be going in the future.

•
Peer Recommendations & Best Practices (October 20): NICE Actimize’s 2016 CDD Market Survey sought to identify the current challenges in the CDD/KYC space, and more specifically to explore strategy and progress with regards to beneficial ownership. This session will focus on sharing the results of this survey while providing recommendations and best practices from the point of view of industry peers.

•
Make a Plan & Execute (November 29): With an understanding of the requirements and best practices surrounding beneficial ownership, comes the need to do something about it at the organizational level. This webinar session will discuss next steps such as data capture during onboarding, reliance on the front versus back office for data enrichment, strategies for keeping information up to date and some of the best ways to visualize beneficial ownership structures.

Additional NICE Actimize Webinar Series resources:

•	Registration for Sessions — by clicking here.
•	On our Blog — Look for “Beneficial Ownership” related topics and thought leadership at www.niceactimize.com/blog.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or NASDAQ:NICE.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Press Contact:
Cindy Morgan-Olson
+1-212-851-8842
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-212-574-3635
ir@nice.com

Yisca Erez
+972-9-775-3798
NICE Ltd.
ir@nice.com

Trademark Note: Actimize, the Actimize logo, NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Kwan, are based on the current expectations of the management of NICE Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.